GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this release.

Issue of Subordinated Debentures

Winnipeg, June 23, 2008. . . Great-West Lifeco Inc. (Lifeco) today announced that Lifeco and Great-West Lifeco Finance (Delaware) LP II (GWLP II), an affiliated Delaware Limited Partnership, have entered into an Underwriting Agreement with a syndicate jointly led by BMO Capital Markets, Merrill Lynch Canada and RBC Capital Markets with respect to an offering by GWLP II of CDN $500 million principal amount of fixed/floating rate subordinated unsecured debentures due June 26, 2068. The obligations of GWLP II under the subordinated debentures will be guaranteed by Lifeco on a subordinated basis.

The subordinated debentures will pay a fixed interest rate of 7.127% per annum until June 26, 2018 and thereafter will pay a floating rate of interest equal to 90-day Bankers' Acceptance Rate plus 3.78%. Interest payments on the subordinated debentures may be deferred at any time at the option of GWLP II for a period of up to 10 consecutive years, so long as the subordinated debentures are not in default. The subordinated debentures are redeemable at the option of GWLP II.

GWLP II has filed a final short form prospectus with respect to the offering. The offering is expected to close on June 26, 2008. The net proceeds will be used by GWLP II to provide funding to Lifeco and its indirect and direct subsidiaries for general corporate purposes in order to carry on their business operations including the repayment of all or part of outstanding bank indebtedness.

The subordinated debentures offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company, and Putnam Investments, LLC. Lifeco and its companies have more than $398 billion in assets under administration and are members of the Power Financial Corporation group of companies.

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100 Osborne Street North, Winnipeg, MB Canada R3C 3A5
A member of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2007 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

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Not for distribution to U.S. news wire services or dissemination in the United States.

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

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